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                             May 4, 2022

       James K. Saccaro
       Executive Vice President and Chief Financial Officer
       Baxter International Inc.
       One Baxter Parkway
       Deerfield, Illinois 60015

                                                        Re: Baxter
International Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 28,
2022
                                                            File No. 333-264529

       Dear Mr. Saccaro:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-4

       General

   1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital
Holdings Corp., SEC No-Action Letter (April 13, 1988). See also
                                                        Morgan Stanley & Co.
Inc., SEC No-Action Letter (June 5, 1991) and Shearman
                                                        & Sterling, SEC
No-Action Letter (July 2, 1993). However, the prospectus does not contain all of the
representations required by the no-action letters. Specifically, the
                                                        Company must represent
that it has not entered into any arrangement or understanding with any person who
will receive exchange securities in the exchange offer to distribute those securities
following completion of the offering, and that it is not aware of any person that will
participate in the exchange offer with a view to distribute the exchange securities. Please
revise your prospectus to include these representations on behalf of the
                                                        Company. Alternatively,
you may provide us with a supplemental letter that includes
 James K. Saccaro
Baxter International Inc.
May 4, 2022
Page 2
       these representations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chris Edwards at 202-551-6761 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameJames K. Saccaro
                                                           Division of
Corporation Finance
Comapany NameBaxter International Inc.
                                                           Office of Life
Sciences
May 4, 2022 Page 2
cc:       Ari B. Blaut
FirstName LastName